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                               August 26, 2022

       Rich Wheeless
       Chief Executive Officer
       ParcelPal Logistics Inc.
       1111 Melville Street, Suite 620
       Vancouver, BC V6A 2S5 Canada

                                                        Re: ParcelPal Logistics
Inc.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2021
                                                            Filed May 4, 2022
                                                            File No. 000-56191

       Dear Mr. Wheeless:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2021

       Operating and Financial Review and Prospects
       Operating Results, page 23

   1. We note that in discussing your cost of revenue for year 2021 compared to year 2020 on page 24, and for year
2020 compared to year 2019 on page 25, you attribute an increase in cost of revenue
partially to higher vehicle fuel costs, though two lines later you indicate that vehicle fuel costs
decreased during the period.

                                                        You also have
disclosure on page 7 indicating that fuel and energy costs have increased in part due to the recent
invasion of Ukraine by Russia, and on page 8 you describe various supply chain and
workforce shortages arising from the Covid-19 pandemic, and you state that such shortages
"have adversely affected" your operating results.

                                                        Please expand your
disclosures under this heading to address the apparently conflicting disclosures about
vehicle fuel costs (e.g. indicate the extent to which the change in total
 Rich Wheeless
FirstName  LastNameRich
ParcelPal Logistics Inc. Wheeless
Comapany
August 26, NameParcelPal
           2022          Logistics Inc.
August
Page 2 26, 2022 Page 2
FirstName LastName
         vehicle fuels costs is attributable to changes in prices and changes in volumes), and provide details including quantification of the adverse effects of the supply chain and workforce shortages to comply with Item 5.A and D of Form 20-F.
2. We note that you mention several events elsewhere in the filing that may have material effects on your results of operations, including disclosures of the acquisition of Web to
         Door Trucking Corp. in September 2021 on page F-17, and of new business agreements on pages 18 and 19, including a November 2021 agreement with UpMeals, and August
         2021 agreements with WeDoLaundry and Farmer   s Meal.

         Please expand your disclosures to clarify the extent to which your 2021 revenues and operating results were materially impacted by these developments.

         Also disclose the status of the October 2021 letter of intent mentioned on page 19, concerning your plans to acquire a delivery service company, provide a description of the business to be acquired, indicate the amount and form of purchase consideration, and identify any uncertainties or steps to be completed and the timeframe. Liquidity and Capital Resources, page 27

3. We note that your convertible promissory notes include near term maturity dates and provisions for variable conversion terms, incremental balance penalties and higher interest rates in the event of default; as well as provisions that would disallow repayment of the obligations without the consent of Tangiers Global LLC after the maturity dates.

         Given the implications of these various provisions we believe that additional disclosures would be required to comply with Item 5.B and D of Form 20-F.

         Please provide prominent disclosure under this heading of the total balance owed to this counterparty as of the end of the period covered by your report, a discussion of the maturity dates applicable to such balance, stratified as appropriate, and any intentions that you have for repayment and expectations for conversion by the counterparty.

         It should be clear whether you are relying on the counterparty to elect conversion, or have the ability to repay the balances prior to the maturity dates, in which case also discuss the sources of any funds that would be used for this purpose.

         If there is uncertainty of your ability to repay the balances prior to the maturity dates and you are unable to compel conversion, discuss the implications if the counterparty does not opt for conversion prior to the maturity dates, and explain whether there would be any limitation on the period over which default conditions could persist.

         Also explain how the balances owed could change as a result of the interest rate and
         "Mandatory Default Amount" provisions, and how the variable conversion rate could change and effect the number of shares that would be issuable.
 Rich Wheeless
FirstName  LastNameRich
ParcelPal Logistics Inc. Wheeless
Comapany
August 26, NameParcelPal
           2022          Logistics Inc.
August
Page 3 26, 2022 Page 3
FirstName LastName
         Please disclose a range for the number of shares that you may need to issue to settle the outstanding balances if the counterparty opts for conversion, under both the fixed and variable provisions based on the market price of your stock at the time of filing your report, and clarify whether there would be any limit on the number of shares that could be required to settle the obligations if the market price of your shares declines.
Major Shareholders and Related Party Transactions, page 38

4. We note your disclosure explaining that there are no shareholders owning 5% or more of your common shares except for the CEO. However, we understand from your disclosures in Note 12 to your financial statements that you have issued shares to a single counterparty to settle convertible loans that collectively would exceed this threshold.

         Tell us how you have considered these common shares, the convertible note agreements, the investment agreement listed at Exhibit 4.5, and your relationship generally with
         Tangiers Global LLC and its owners, in determining that no further disclosure is required to comply with Item 7.A and B of Form 20-F, if this is your view.

         Alternatively, if you find that your disclosures under this heading are not fully current in reflecting the various aspects and substance of this relationship, please submit the revisions that you propose to comply with the aforementioned guidance. Financial Statements
Note 12 - Convertible Promissory Note, page F-28

5. Please modify your disclosures under this heading to provide sectional differentiation for convertible promissory notes that have been fully settled as of the end of the period and those with remaining balances owed, and expand your disclosures to include the following additional information pertaining to your convertible promissory note agreements.

                Identify the counterparty in each agreement.

                Provide a summary of the variable conversion price provisions associated with any convertible promissory notes having outstanding balances, and explain whether the fixed or variable conversion provisions would apply, based on circumstances as of the end of the period covered by your report.

                Provide the interest rate and balance adjustment (including quantification based on the Mandatory Default Amount provision) that would apply to each instrument having a balance as of the end of the period in the event of default.

                Quantify the number of shares that would be issuable as of the end of the period covered by your report, based on circumstances at that point in time, to settle the total outstanding balances of your convertible promissory notes, including the related derivative liability, in the event of an election to convert by the counterparty.
 Rich Wheeless
ParcelPal Logistics Inc.
August 26, 2022
Page 4

                If the number of shares that you calculate for disclosure to address the preceding point are based on the fixed price conversion terms then also quantify the number of shares that would be issuable to settle the notes using the variable price conversion terms to provide a range for the reasonably possible settlement scenarios.

                Describe any instances in which variable conversion prices were relied upon in settling a prior conversion notice, including the circumstances and effects.

                Indicate whether you have any expectation of the counterparty requiring repayment rather than electing to convert the remaining convertible promissory notes

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief, at
(202) 551-3686 with any other questions.



FirstName LastNameRich Wheeless                                Sincerely,
Comapany NameParcelPal Logistics Inc.
                                                               Division of
Corporation Finance
August 26, 2022 Page 4                                         Office of Energy
& Transportation
FirstName LastName